April 2, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Kathleen A. Collins
Michael F. Johnson
Division of Corporation Finance

Re:	Nexsan Corporation
Withdrawal of Registration Statement on Form S-1 filed April 25, 2008
File No. 333-150446

Ladies and Gentlemen:

On behalf of Nexsan Corporation, a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-150446), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 25, 2008, and most recently amended on March 9, 2011 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Fenwick & West LLP, Attn: Jeffrey R. Vetter, 801 California Street,

Mountain View, CA 94041, facsimile number (650) 938-5200.  The Company has changed the address of its principal executive offices to 1445 Lawrence Drive, Thousand Oaks, CA 91321.

Should you have any questions regarding this matter, please contact Jeffrey R. Vetter at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Very truly yours,

/s/ Philip Black

Philip Black
President and Chief Executive Officer

cc:

Eugene Spies, Chief Financial Officer

Nexsan Corporation

William R. Schreiber

Jeffrey R. Vetter

Fenwick & West LLP